CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Callable Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR, due March 29, 2027	1,255	$1,000	$1,255,000	$143.82

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 898 (To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement RANGE-1 dated August 27, 2010) March 27, 2012	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

$1,255,000

Callable Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR,

due March 29, 2027

•

The notes are senior unsecured debt securities issued by Bank of America Corporation. Subject to our credit risk, we will pay the principal amount of the notes, together with any accrued and unpaid interest, on the maturity date or date of early redemption, as applicable.

•	The notes will be issued in minimum denominations of $1,000 and multiples of $1,000 in excess thereof.

•

The notes are designed for investors who wish to receive quarterly interest income, where, as described below, the amount of that interest depends on the level of 6-month U.S. Dollar LIBOR (the “Reference Rate”).

•	Interest will be payable quarterly on March 29, June 29, September 29, and December 29 of each year, beginning June 29, 2012, at the rate of 6.00% per annum multiplied by N/D.

“N” will be the number of calendar days in the applicable quarterly interest period on which the Reference Rate is within the Reference Rate Range, described below.

“D” will be the total number of calendar days during the applicable quarterly interest period.

•	The Reference Rate will be within the Reference Rate Range if it is between 0.00% and 6.00%, inclusive.

•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.

•

We may redeem all of the notes on any quarterly interest payment date occurring on or after March 29, 2013 (an “Early Redemption Date”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Early Redemption Date.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as a principal for your account.

•	The CUSIP number for the notes is 06048WLL2.

•

The notes have been offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from March 29, 2012, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent is 97.75% of the principal amount of the notes.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-5, page S-8 of product supplement RANGE-1, page S-4 of the attached prospectus supplement and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about March 29, 2012 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

SUMMARY

The Callable LIBOR Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR, due March 29, 2027 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and all payments due on the notes, including repayment of the principal amount, will be subject to our credit risk. Unless earlier redeemed, the notes will mature on March 29, 2027.

During each quarterly interest period, the notes will provide quarterly interest payments at a rate based upon the total number of calendar days in the applicable quarterly interest period on which the level of 6-Month U.S. Dollar LIBOR is less than or equal to 6.00%, and greater than or equal to 0.00%, as described below. We have the right to redeem all, but not less than all, of the notes beginning on March 29, 2013 and on any subsequent interest payment date. If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. The notes are not traditional debt securities and, during any interest period, it is possible that the notes will not pay interest or will pay interest at a very low rate.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the product supplement, the prospectus supplement, and the prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “BAC,” “we,” “us,” “our,” or similar references are to Bank of America Corporation (“BAC”).

Issuer:	Bank of America Corporation (“BAC”)

Term:	Approximately 15 years

Optional Early Redemption:	We have the right to redeem 100% of the notes on March 29, 2013, and on any subsequent interest payment date (each, an Early Redemption Date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to redeem the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified Early Redemption Date.

Reference Rate:	6-Month U.S. Dollar LIBOR, which will be determined based on Reuters page LIBOR01, or any page substituted for that page, and as further described in the prospectus on page 19, under the caption “Description of Debt Securities—Floating Rate Notes—LIBOR Notes.”

Payment at Maturity:	If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of the notes, plus any accrued and unpaid interest, subject to our credit risk.

Interest Rate:

For each quarterly interest period, interest will accrue at a rate per annum equal to 6% per annum multiplied by N/D.

“N” will be the number of calendar days during the applicable quarterly interest period on which the Reference Rate is within the Reference Rate Range. If the Reference Rate is not within the Reference Rate Range on a calendar day, then interest will not accrue on that day.

“D” will be the total number of calendar days during the applicable quarterly interest period.

In no event will the annualized interest rate applicable to any quarterly interest period be greater than 6.00% or less than 0.00%.

If any calendar day during the applicable interest period is not a business day, the Reference Rate for that calendar day will be the Reference Rate on the business day immediately prior to that calendar day.

The Reference Rate for the last four London Banking Days (as defined on page 25 of the prospectus) of an interest period will be the Reference Rate on the applicable London Banking Day immediately preceding those four days.

Interest will not accrue on any calendar day in which 6-month U.S. Dollar LIBOR is above 6.00%. You may not earn any interest on the notes at all.

Interest Payment Dates:	Each interest payment date will occur on the 29th of March, June, September, and December, beginning on June 29, 2012, subject to postponement as described in the section entitled “Description of the Notes—Interest” beginning on page S-19 of product supplement RANGE-1.

Day Count Fraction:	30/360

Reference Rate Range:	Greater than or equal to 0.00% and less than or equal to 6.00%

Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)

HYPOTHETICAL INTEREST RATE CALCULATIONS

Set forth below are five examples of the calculation of the interest rate (rounded to two decimal places) payable on an interest payment date during a quarterly interest period. The examples are based on a hypothetical interest period that has 90 calendar days. These examples are for purposes of illustration only. The actual interest rate for any quarterly interest period will depend on the actual number of calendar days in that interest period and the level of the Reference Rate on each calendar day during the term of the notes.

Example 1: There were no days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	0
Hypothetical D:	90

Hypothetical annual rate:	6.00% × 0/90 = 0.00%

Hypothetical interest rate payable for that quarterly interest period: 0.00% × 90/360 = 0.00%

Example 2: There were 18 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	18
Hypothetical D:	90

Hypothetical annual rate:	6.00% × 18/90 = 1.20%

Hypothetical interest rate payable for that quarterly interest period: 1.20% × 90/360 = 0.30%

Example 3: There were 36 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	36
Hypothetical D:	90

Hypothetical annual rate:	6.00% × 36/90 = 2.40%

Hypothetical interest rate payable for that quarterly interest period: 2.40% × 90/360 = 0.60%

Example 4: There were 54 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	54
Hypothetical D:	90

Hypothetical annual rate:	6.00% × 54/90 = 3.60%

Hypothetical interest rate payable for that quarterly interest period: 3.60% × 90/360 = 0.90%

Example 5: There were 90 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	90
Hypothetical D:	90

Hypothetical annual rate:	6.00% × 90/90 = 6.00%

Hypothetical interest rate payable for that quarterly interest period: 6.00% × 90/360 = 1.50%

RISK FACTORS

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of the accompanying product supplement RANGE-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

•	The notes are subject to our early redemption.

•	It is possible that you may receive no interest, or only a limited amount of interest, for one, more than one or all interest periods.

•	In no event will the annualized interest rate applicable to any quarterly interest period be greater than 6.00%.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•

If the Reference Rate is not within the applicable Reference Rate Range on the fifth London Banking Day prior to the applicable interest payment date, no interest will accrue on the notes for the last four London Banking Days of the applicable interest period either, even if the Reference Rate is within the applicable Reference Rate Range on one or more of those last four London Banking Days.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate.

•	In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes.

•	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

•	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

•

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the principal amount.

•	Our trading and hedging activities may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

•

You should consider the tax consequences of investing in the notes. See “Material U.S. Federal Income Tax Considerations” below, and “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement RANGE-1.

SUPPLEMENT TO THE PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The notes have been offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent is the price set forth on the cover page of this pricing supplement. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this pricing supplement as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

The settlement of the notes will occur on or about March 29, 2012.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter in connection with this offering and will receive underwriting compensation from us.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

In addition, in the ordinary course of their business activities, MLPF&S and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. MLPF&S or its affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, MLPF&S and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. MLPF&S may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

6-MONTH U.S. DOLLAR LIBOR

The 6-Month U.S. Dollar LIBOR is the 6-Month London Inter-Bank Offered Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the applicable London Banking Day.

The following table sets forth, in percentage terms, the month-end levels of the Reference Rate obtained from Bloomberg L.P. for the period from January 2007 through February 2012.

	2007	2008	2009	2010	2011	2012
January	5.40000%	3.04125%	1.66000%	0.38438%	0.45381%	0.77825%
February	5.33000%	2.93125%	1.80313%	0.38688%	0.46400%	0.74875%
March	5.32969%	2.61438%	1.73563%	0.44438%	0.45950%
April	5.36000%	2.96500%	1.56500%	0.53063%	0.43050%
May	5.38475%	2.91063%	1.24000%	0.75188%	0.40313%
June	5.38625%	3.10875%	1.11125%	0.75250%	0.39775%
July	5.32688%	3.08375%	0.92500%	0.66781%	0.43025%
August	5.53500%	3.11750%	0.75500%	0.49669%	0.48578%
September	5.13250%	3.98125%	0.62875%	0.46250%	0.55783%
October	4.80625%	3.12125%	0.56438%	0.44844%	0.61944%
November	4.91000%	2.59125%	0.48813%	0.46100%	0.74833%
December	4.59625%	1.75000%	0.42969%	0.45594%	0.80850%

The following graph sets forth the monthly historical performance of the Reference Rate in the period from January 2007 through February 2012. The dotted line represents 6.00%, the upper limit of the Reference Rate Range. On February 29, 2012, the Reference Rate was 0.74875%.

The historical data on the Reference Rate presented above is not necessarily indicative of the future performance of the Reference Rate or what the value of the notes may be. The historical data sets forth only month-end levels of the Reference Rate. Interest accruing on the notes will be determined in reference to daily levels of the Reference Rate. Any month-end trend in the level of the Reference Rate is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Reference Rate during any period set forth above is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Reference Rate. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Reference Rate and financial markets generally exhibiting greater volatility than in earlier periods.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1, which you should carefully review prior to investing in the notes. For purposes of that discussion, we intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement RANGE-1.

Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Upon the sale or exchange of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale or exchange (except to the extent attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Gain or loss realized on the sale or exchange of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

A 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest may be imposed, if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A similar withholding tax may be imposed on such payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. This U.S. withholding tax will generally apply to payments made after December 31, 2013. However, if proposed U.S. Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this U.S. withholding tax on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this pricing supplement and the accompanying prospectus supplement and prospectus, have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our current report on Form 8-K dated April 28, 2011.

ADDITIONAL TERMS

You should read this pricing supplement, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this pricing supplement. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement RANGE-1 dated August 27, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510199455/d424b5.htm

•	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm